Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 19, 2013

Relating to Preliminary Prospectus Supplement dated June 17, 2013 and Prospectus dated October 25, 2012

Registration Statement No. 333-184471

Repros Therapeutics Inc.

Common Stock

Issuer:	Repros Therapeutics Inc.

Ticker / Exchange:	RPRX /NASDAQ CAPITAL MARKET

Offering Size:	3,750,000 shares of common stock

Over-Allotment Option:	562,500 shares of common stock

Common Stock Outstanding After Offering:

22,393,986 shares of common stock, or 22,956,486 if the underwriters exercise their overallotment option to purchase additional shares in full, based on 18,643,986 common shares outstanding as of March 31, 2013, excluding:

•                  2,235,683 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $7.53 per share;

•                  160,529 shares of common stock available for future issuance under our stock option plans; and

•                  1,732,817 shares of common stock issuable upon exercise of our warrants, 877,137 of which are exercisable for $0.01 per share and 855,680 of which are exercisable for $2.49 per share.

Public Offering Price:	$19.00 per share of common stock

Price to the Issuer:	$17.86 per share of common stock

Net Proceeds to the Issuer:

We estimate that we will receive net proceeds from this offering of approximately $66.5 million after deducting underwriting discounts and estimated offering expenses, or approximately $76.5 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering for general corporate purposes, including continuing our clinical trials for Androxal and Proellex. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Use of Proceeds	Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities

Trade Date:	June 19, 2013

Settlement Date:	June 25, 2013

Sole Book-Running Manager:	BofA Merrill Lynch

Co-Managers:	Lazard Capital Markets LLC, Ladenburg Thalmann & Co. Inc. and Ascendiant Capital Markets, LLC

USE OF PROCEEDS

We expect to receive approximately $66.5 million in net proceeds from the sale of the 3,750,000 shares of common stock offered by us in this offering or approximately $76.5 million in net proceeds from the sale of the 4,312,500 shares if the underwriters exercise their overallotment option to purchase the additional 562,500 shares in full. “Net proceeds” is what we expect to receive after paying the expenses of this offering, including the underwriting discounts as described in “Underwriting” and other estimated offering expenses payable by us, which include legal, accounting and printing fees.

We intend to use the net proceeds from this offering for general corporate purposes, including continuing our clinical trials for Androxal and Proellex. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our total capitalization as of March 31, 2013:

•on an actual basis; and

•on an as adjusted basis to give effect to the sale of 3,750,000 shares of common stock in this offering, at the public offering price of $19.00 per share.

You should read the information in this table together with our Consolidated Financial Statements and related notes and the information set forth under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this Free Writing Prospectus.

	As of March 31, 2013
	Actual	As adjusted(a)
	(in thousands, except per share data)
Cash and cash equivalents	$17,150	$83,625

Equity:
Common stock, $0.01 par value, 75,000,000 shares authorized, 18,756,336 shares issued and 18,643,986 shares outstanding, actual and 22,506,336 shares issued and 22,393,986 shares, outstanding as adjusted	19	23
Preferred stock $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding,	—	—
Additional paid-in capital	234,926	301,397
Accumulated deficit	(217,276)	(217,276)
Accumulated other comprehensive loss
Treasury stock	(1,380)	(1,380)

Total stockholders’ equity	16,289	82,764
Total equity	16,289	82,764

Total Capitalization	$16,289	$82,764

(a) The as adjusted number of shares to be outstanding immediately after the offering as shown above is based on 18,643,986 shares outstanding as of March 31, 2013 and does not include:

•2,235,683 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $7.53 per share;

•160,529 shares of common stock available for future issuance under our stock option plans; and

•1,732,817 shares of common stock issuable upon exercise of our warrants, 877,137 of which are exercisable for $0.01 per share and 855,680 of which are exercisable for $2.49 per share.

The issuer has filed a Registration Statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-866-500-5408.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of March 31, 2013 was $14.0 million, or $0.75 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

After giving effect to our issuance and sale of 3,750,000 shares of our common stock in this offering at the public offering price of $19.00 per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013 would have been $80.4 million, or $3.59 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.84 to existing stockholders and immediate dilution of $15.41 in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Public offering price per share		$19.00
Historical net tangible book value per share as of March 31, 2013	$0.75
Increase in net tangible book value per share attributable to new investors	$2.84
Pro forma net tangible book value per share after this offering		$3.59
Dilution per share to new investors		$15.41

If the underwriters exercise their option to purchase additional shares or if any additional shares are issued in connection with outstanding options or warrants, you will experience further dilution. In addition, we have a significant number of stock options and warrants outstanding. As of March 31, 2013, we had outstanding stock options to purchase 2,235,683 shares of common stock at prices ranging from $1.38 to $50.80. As of the same date thereof, we also had 1,732,817 issued warrants, consisting of 877,137 Series A Warrants to purchase 877,137 shares of common stock at an exercise price of $0.01 per share and 855,680 Series B Warrants to purchase 855,680 shares of common stock at an exercise of $2.49 per share, for a total of 1,732,817 shares of common stock issuable upon exercise of all such Series A and Series B Warrants. To the extent that the outstanding stock options or warrants have been or may be exercised or other shares issued, investors purchasing our common stock in this offering will experience further dilution. In the event we need to raise additional capital in the future and we issue additional equity securities, our then existing stockholders will also experience dilution.